UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

THE NASDAQ OMX GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

631103108

(CUSIP Number)

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103108

1.	Names of Reporting Persons Investor AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 17,004,142

	8.	Shared Voting Power

	9.	Sole Dispositive Power 17,004,142

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,004,142

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%*

14.	Type of Reporting Person (See Instructions) OO

* Based on 175,782,883 outstanding Shares of the Issuer as of December 31, 2010, as provided by the Issuer.

CUSIP No. 631103108

1.	Names of Reporting Persons Duba AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 17,004,142

	8.	Shared Voting Power

	9.	Sole Dispositive Power 17,004,142

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,004,142

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%*

14.	Type of Reporting Person (See Instructions) OO

* Based on 175,782,883 outstanding Shares of the Issuer as of December 31, 2010, as provided by the Issuer.

CUSIP No. 631103108

1.	Names of Reporting Persons Investor Trading AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 17,004,142

	8.	Shared Voting Power

	9.	Sole Dispositive Power 17,004,142

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,004,142

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%*

14.	Type of Reporting Person (See Instructions) OO

* Based on 175,782,883 outstanding Shares of the Issuer as of December 31, 2010, as provided by the Issuer.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of The NASDAQ OMX Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at One Liberty Plaza, New York, New York 10006.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of Investor AB, Duba AB and Investor Trading AB (each a “Reporting Person”).  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.  Investor Trading AB, which holds the Shares reported in this Schedule 13D, is 100% owned and controlled by Duba AB.  Duba AB is 100% owned and controlled by Investor AB.

The address of each of the Reporting Persons is Arsenalsgatan 8C, S-103 32, Stockholm, Sweden.  Each of the Reporting Persons is organized under the laws of Sweden.  Investor AB is a publicly held limited liability company engaged principally in business as a diversified industrial holding company.  Each of Duba AB and Investor AB Trading is engaged principally in the business of making investments in securities.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of each of the Reporting Persons is set forth on Schedule A hereto.

During the last five years, none of the Reporting Persons has, and to the knowledge of the Reporting Person, no person named in Schedule A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration

Investor Trading AB purchased 9,004,142 of the Shares reported herein in the open market for an aggregate purchase price of approximately $179,027,030 and acquired the remaining 8,000,000 Shares reported herein for an aggregate purchase price of approximately $175,694,312, or approximately $21.9618 per Share, upon the physical settlement of a forward share purchase agreement entered into on December 16, 2010 with Nomura International plc (“Nomura”).  Investor Trading AB became entitled to physical settlement of the forward share purchase agreement with Nomura on January 14, 2011 upon the termination of the waiting period for approval of the transaction under the Hart-Scott-Rodino Antitrust Improvements Act.  Such physical settlement of the forward share purchase agreement was effected on January 21, 2011.  Investor Trading AB obtained the funds to purchase all of the Shares reported herein from the working capital of the Reporting Persons.

Item 4.	Purpose of Transaction

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the Shares reported herein as part of their ordinary course investment activities and intend to review on a continuing basis their investment in the Issuer.  The Reporting Persons are currently considering acquiring additional Shares.  Depending on their review and evaluation of the business and prospects of the Issuer and the price level of the Shares, or such other factors as they may deem relevant, the Reporting Persons may acquire additional Shares; may sell all or any part of their Shares pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act; may transfer shares to affiliated entities or may engage in any combination of the foregoing.  Subject to applicable law and contractual limitations, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares.  Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

As a result of the Reporting Persons’ ongoing review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the Board of Directors, members of management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board of Directors to create stockholder value.

On December 16, 2010, Investor AB and the Issuer entered into the NASDAQ OMX Stockholders’ Agreement, a copy of which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference (the “NASDAQ Stockholders’ Agreement”), pursuant to which Investor AB was granted the right to propose for nomination one director for election to the Board of Directors of the Issuer.  Investor AB has determined to nominate Mr. Börje Ekholm, the President and Chief Executive Officer of Investor AB, to serve on the Board of Directors of the Issuer.  As a Director of the Issuer, Mr. Ekholm may have influence over the corporate activities of the Issuer, including activities that may relate to transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a)                                  Each of the Reporting Persons may be deemed to be the beneficial owner of the 17,004,142 Shares held by Investor Trading AB (approximately 9.7% of the total number of outstanding Shares based on 175,782,883 outstanding Shares of the Issuer as of December 31, 2010, as provided by the Issuer).

(b)                                 Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 17,004,142 Shares held by Investor Trading AB.

(c)                                  Other than the transactions described in this Schedule 13D, to the best knowledge of the Reporting Persons, no transactions in the Shares have been effected during the past 60 days by any of the Reporting Persons or any of the other entities or individuals named in response to Item 2 hereof.

(d)                                 To the best knowledge of the Reporting Person, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

NASDAQ Stockholders’ Agreement

As noted in Item 4 hereof, on December 16, 2010, Investor AB and the Issuer entered into the NASDAQ Stockholders’ Agreement.  The NASDAQ Stockholders’ Agreement became effective on January 21, 2011 when the purchase by Investor Trading AB of 8,000,000 million Shares from Nomura was complete.  All applicable regulatory reviews and consents that were necessary to consummate this purchase were completed or obtained by January 14, 2011.

Transfer Restrictions

Under the terms of the NASDAQ Stockholders’ Agreement, Investor AB is restricted from transferring any Shares that it acquires for a period of six months from the date of the NASDAQ Stockholders’ Agreement, subject to certain exceptions for transfers to, among others, its affiliates.  Additionally, Investor AB may not transfer any Shares to a competitor of the Issuer, other than in a change of control of the Issuer, a public offering or sale pursuant to Rule 144 under the Securities Act or in limited circumstances involving not more than 5% of the outstanding Shares.  Furthermore, for six months following the date of the NASDAQ Stockholders’ Agreement, Investor AB may not enter into any swap or any other agreement that transfer, in whole or in part, any of the economic consequences of ownership of Shares, whether such transaction is to be settled by delivery of Shares, other securities, cash or otherwise.  Thereafter, Investor AB must maintain a “net long position” with respect to the Shares it beneficially owns.

Board Representation

As long as Investor AB beneficially owns at least 5% of the outstanding Shares, Investor AB will be entitled to propose for nomination one director for election to the Board of Directors of the Issuer, and the Issuer will use its reasonable best efforts to ensure that one designee of Investor AB will be appointed to a committee of the Board of Directors of the Issuer reasonably agreed to by Investor AB and the Issuer, in each case subject to applicable law, regulation, stock exchange listing standard or committee composition standard.

Voting Rights

Pursuant to the Issuer’s Amended and Restated Certificate of Incorporation, any beneficial owner is limited to voting only 5% of the outstanding Shares entitled to vote.  Pursuant to the NASDAQ Stockholders’ Agreement, if the Issuer determines that it is in the best interests of the Issuer to seek approval from the Securities and Exchange Commission for an exemption from this voting limitation for any of the Issuer’s major investors, then the Issuer will use its commercially reasonable best efforts to obtain a similar exemption from the voting limitation for Investor AB.

Standstill Restrictions

Under the terms of the NASDAQ Stockholders’ Agreement, until the earliest to occur (the “Standstill Termination Date”), of:

•      the 10th anniversary of the NASDAQ Stockholders’ Agreement;

•      Investor AB owning less than 5% of the outstanding Shares;

•      the Issuer entering into a definitive agreement with respect to a change of control of the Issuer;

•      a change of control of the Issuer; and

•      the designee nominated by Investor AB is not elected by stockholders at a meeting of stockholders for the election of the Board of Directors of the Issuer;

Investor AB will be restricted from (i) acquiring shares in excess of 19.99% on a fully-diluted basis of the Issuer, (ii) soliciting proxies with respect to the Issuer, (iii) proposing or seeking to effect a merger or change of control of the Issuer, (iv) making public statements or otherwise directly or indirectly seeking to control the management or policies of the Issuer or its subsidiaries or seeking additional board representatives or removal of directors, (v) forming a “group” with respect to the Issuer or (vi) otherwise acting in concert with others regarding any of the foregoing.

In addition, if any third party makes a tender or exchange offer and within 10 business days of publication it is not recommended against by the Board of Directors of the Issuer, Investor AB may tender into that offer.

Registration Rights Agreement

As noted in the NASDAQ Stockholders’ Agreement, pursuant to the Registration Rights Agreement, dated as of February 27, 2008, among the Issuer, Borse Dubai Limited and Borse Dubai Nasdaq Share Trust, a copy of which is incorporated by reference hereto as Exhibit 3 and the terms of which are incorporated herein by reference (the “Registration Rights Agreement”), Investor AB, as a transferee, is entitled to the rights and subject the obligations under the Registration Rights Agreement.

Demand Registrations

Pursuant to the Registration Rights Agreement, Investor AB will have the right to demand registration of the 8,000,000 Shares that it received upon physical settlement of the forward share purchase agreement with Nomura.  Investor AB may only demand registration for sales of Shares having a value (based on the average closing sale price per Share for the 10 trading days preceding the registration request) of not less than $50 million.  Investor AB and Borse Dubai Limited collectively are entitled to six demand registrations, subject to certain exceptions.

Piggyback Registration

The Registration Rights Agreement also provides Investor AB with piggyback registration rights such that if at any time the Issuer proposes to file a registration statement with respect to any underwritten offering of its securities for its own account or for the account of any stockholder that holds its securities (subject to certain exceptions), the Issuer is required to give written notice of such proposed filing to Investor AB, and the notice must offer Investor AB the opportunity to register such number of registrable securities as Investor AB may request in writing.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions such as blackout periods and limitations on the number of Shares to be included in any underwritten offering imposed by the managing underwriter.  In addition, the Registration Rights Agreement contains other limitations on the timing and ability of Investor AB to exercise demands.

To the best knowledge of the Reporting Person, except as set forth herein, the Reporting Person and the entities and individuals named in response to Item 2 hereof have no other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1                 Joint Filing Agreement

Exhibit 2                 NASDAQ OMX Stockholders’ Agreement, dated as of December 16, 2010, between Investor AB and the Issuer

Exhibit 3                 Registration Rights Agreement, dated as of February 27, 2008, among the Issuer, Borse Dubai Limited and Borse Dubai Nasdaq Share Trust (a copy of which is incorporated herein by reference to Exhibit 7.4 to the Schedule 13D filed by Investment Corporation of Dubai, Borse Dubai Limited and Borse Dubai Nasdaq Share Trust with the Securities and Exchange Commission on March 7, 2008)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2011

INVESTOR AB

By:	/s/ Petra Hedengran
Name:	Petra Hedengran
Title:	Managing Director and General Counsel

By:	/s/ Johan Bygge
Name:	Johan Bygge
Title:	Chief Financial Officer

DUBA AB

By:	/s/ Johan Bygge
Name:	Johan Bygge
Title:	Chairman

By:	/s/ Anders Eckerwall
Name:	Anders Eckerwall
Title:	Director

INVESTOR TRADING AB

By:	/s/ Johan Bygge
Name:	Johan Bygge
Title:	Managing Director

By:	/s/ Anders Eckerwall
Name:	Anders Eckerwall
Title:	Director

Signature Page to Schedule 13D

SCHEDULE A

Directors and Executive Officers of Investor AB

NAME/TITLE/CITIZENSHIP	PRINCIPAL OCCUPATION	BUSINESS ADDRESS

Jacob Wallenberg Chairman (Sweden)	Chairman Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Gunnar Brock Director (Sweden)	Chairman Mölnlycke Health Care AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Sune Carlsson Director (Sweden)	Chairman Atlas Copco AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Börje Ekholm President and Chief Executive Officer (Sweden)	Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Sirkka Hamalainen Director (Finland)	Chairman Finnish National Opera	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Tom Johnstone Director (Great Britain)	CEO AB SKF	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Carola Lemne Director (Sweden)	CEO Praktikertjänst AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Grace Reksten Skaugen Director (Norway)	Chairman Entra Eiendom AS, Ferd Holding AS and Norwegian Institute of Directors	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
O. Griffith Sexton Director (United States)	Director Morgan Stanley	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Lena Treschow Torell Director (Sweden)	Chairman Euro-CASE, MISTRA and IVA	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Peter Wallenberg, Jr. Director (Sweden)	Chairman FAM and Grand Hôtel Holdings	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Johan Bygge Chief Financial Officer (Sweden)	Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Stephen Campe Head of Investor Growth Capital (United States)	President IGC USA	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Johan Forssell Head of Core Investments (Sweden)	Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Petra Hedengran Managing Director and General Counsel (Sweden)	Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden

Lennart Johansson Head of Operating Investments (Sweden)	Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden

Directors and Executive Officers of Duba AB

NAME/TITLE/CITIZENSHIP	PRINCIPAL OCCUPATION	BUSINESS ADDRESS

Anders Eckerwall Director (Sweden)	Vice President Finance Securities Administration, Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Johan Bygge Chairman (Sweden)	Chairman of Duba AB and CFO of Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Anna Troedsson Wiklander Director (Sweden)	Vice President, Finance Corporate Accounting, Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden

Directors and Executive Officers of Investor Trading AB

NAME/TITLE/CITIZENSHIP	PRINCIPAL OCCUPATION	BUSINESS ADDRESS

Johan Bygge Managing Director (Sweden)	Managing Director of Investor Trading AB and CFO Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Börje Ekholm Chariman (Sweden)	Chairman of Investor trading AB and CEO Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Anders Eckerwall Director (Sweden)	Vice President Finance Securities Administration Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Johan Forssell Director (Sweden)	Head of Core Investments Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden

EXHIBIT INDEX

Exhibit 1                 Joint Filing Agreement

Exhibit 2                 NASDAQ OMX Stockholders’ Agreement, dated as of December 16, 2010, between Investor AB and the Issuer

Exhibit 3                 Registration Rights Agreement, dated as of February 27, 2008, among the Issuer, Borse Dubai Limited and Borse Dubai Nasdaq Share Trust (a copy of which is incorporated herein by reference to Exhibit 7.4 to the Schedule 13D filed by Investment Corporation of Dubai, Borse Dubai Limited and Borse Dubai Nasdaq Share Trust with the Securities and Exchange Commission on March 7, 2008)